June 19, 2007

07024682

RECEIVED

2007 JUN 25 A 5:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office **SUPPL**

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 035/2007**

  Subject: Dissemination of the Invitation Letter of the Extraordinary General Meeting of shareholders No. 1/2007 and the attachments on the Company's Website.

  Date: June 19, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

Enclosure



Summary Translation Letter

To the Stock Exchange of Thailand

June 19, 2007

SSA-CP 035/2007

June 19, 2007

Subject: Dissemination of the Invitation Letter of the Extraordinary General Meeting of shareholders No. 1/2007 and the attachments on the Company's Website.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the Company) No. 7/2007 held on May 30, 2007 has resolved the holding of the Extraordinary General Meeting of shareholders No. 1/2007 on July 4, 2007 at 2.00 p.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok to consider matters as detailed in the previous notification.

The invitation of the Extraordinary General Meeting of shareholders No. 1/2007 and all supporting documents are now uploaded on the Company's website http://www.thaicom.net for public considerations since June 19, 2007. However, the invitation and its document will be sent to the shareholders whose names appeared in the register of shareholders on June 15, 2007 at 12.00 hour onwards.

END